ACTIVE WITH ME INC.
2005 LAKESHORE ROAD SARNIA, ONTARIO, CANADA N7X 1G4

November 25, 2013
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100F Street, Washington, D.C. 20549

Attn:      Jan Woo

Re:	Active With Me Inc.
Registration Statement on Form S-1
File No. 333-191083

In response to your letter dated October 8, 2013 we have filed an amendment to the S-1 which was originally filed on September 11, 2013. Please also see our responses to your comments contained in the above referenced letter.

Comment 1: There were no written communications presented to potential investors. There are no research reports about our company.

Comment 2: Disclosure has been updated in the referenced section in response to the comment.

Comment 3: Separate risk factor added in response to the comment.

Comment 4: Disclosure corrected in the referenced section in response to the comment.

Comment 5: Disclosure revised in the referenced section in response to the comment.

Comment 6: Revised to remove “Original Source” in response to the comment.

Comment 7:  Disclosure corrected in response to the comment.

Comment 8: The costs of acquiring the previously referenced reports is prohibitive. The section has been revised to remove the third party statements.

Comment 9: Disclosure revised in the referenced sections in response to the comment.

Comment 10: Disclosure added to the referenced section in response to the comment.

Comment 11: Disclosure revised in the referenced section in response to the comment.

Comment 12: Disclosure added to the referenced section in response to the comment.

Comment 13: Statement of Cash flows column heading corrected in response to the comment.

Comment 14: The registration statement has been updated to include the September 30, 2013 unaudited financial statements and new consent of Independent Registered Public Accounting Firm has been filed.

Yours truly,

/s/ Sheri Strangway

Sheri Strangway
CEO